SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           __________

                         AMENDMENT NO. 3
                               TO
                          SCHEDULE 13G


     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         Selfcare, Inc.
                         ---------------
                        (Name of Issuer)

            Common Stock, Par Value $.001 Per Share
            ---------------------------------------
                 (Title of Class of Securities)

                          81631R 10 7
                         --------------
                         (CUSIP Number)



                           __________









1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Willard L. Umphrey*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) 9

                                                            (b) 9

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.



  NUMBER OF    5.   SOLE VOTING POWER    517,609
    SHARES                               -------
 BENEFICIALLY
OWNED BY EACH
  REPORTING
 PERSON WITH

               6.   SHARED VOTING POWER   453,103
                                          -------
               7.   SOLE DISPOSITIVE POWER   517,609
                                             -------
               8.   SHARED DISPOSITIVE POWER   453,103
                                               -------


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
              970,712
              -------

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES
     Such number includes (i) warrants to purchase 20,193 shares of Common Stock and 138,903 shares of Common Stock held by the Reporting Persons wife and (ii) warrants to purchase 4,494 shares of Common Stock and 154,784 shares of Common Stock held by a trust of which the Reporting Person is one of two trustees.

     The Reporting Person, however, disclaims beneficial ownership of these shares.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.1%

12.   TYPE OF REPORTING PERSON
              IN

  * Mr. W. Umphrey hereby amends and restates his Amendment No. 2 to Schedule 13G filed on February 16, 1999, with respect to Selfcare, Inc.

Item 1(a).     Name of Issuer:

     Selfcare, Inc.
     ------------------------------------------------------------

Item 1(b).     Address of Issuers Principal Executive Offices:

     200 Prospect Street, Waltham, Massachusetts 02453
     ------------------------------------------------------------

Item 2(a).     Name of Person Filing:

     Willard L. Umphrey*
     -----------------------------------------------------------

Item 2(b).     Address of Principal Business Office or, if None,
               Residence:

     14 D North Commons, Lincoln, Massachusetts 01773
     -----------------------------------------------------------

Item 2(c).     Citizenship:

     U.S.A.
     -----------------------------------------------------------

Item 2(d) Title of Class of Securities:

     Common Stock, par value $.001 per share
     -----------------------------------------------------------

Item 2(e) CUSIP Number:

     81631R 10 7
     -----------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Not applicable
     ------------------------------------------------------------

Item 4.   Ownership.

  If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

* Mr. W. Umphrey hereby amends and restates his Amendment No. 2 to Schedule 13G filed on February 16, 1999, with respect to Selfcare, Inc.

   (a) Amount beneficially owned:

     970,712 shares of Common Stock (of which the Reporting
     -----------------------------------------------------------
     Person has the right to acquire 124,835 shares)
     -----------------------------------------------------------

  (b)    Percent of class:

     6.1%
     -----------------------------------------------------------

  (c)    Number of shares as to which such person has:

  (i)    Sole power to vote or to direct the vote     517,609
                                                      -------

  (ii)   Shared power to vote or to direct the vote   453,103
                                                      -------

  (iii)  Sole power to dispose or to direct the disposition of
                                                       517,609
                                                       -------

  (iv)   Shared power to dispose or to direct the disposition of
                                                         453,103
                                                         -------

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

     Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issue of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
                           SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    April 30, 1999
                                    --------------
                                       Date


                              /S/ WILLARD L. UMPHREY
                             -----------------------
                                         Signature


                                  Willard L. Umphrey
                             -----------------------
                                   Name/Title